Prepared by Merrill Corporation at www.edgaradvantage.com   Printed: 11-Feb-2000;15:45:09   (v1.11)   HTML Page:
File: [00PAL1314]SUBMISSION-HEADER   Created: N/A
User: HVANHEE   EFW: 2003374   Client: ADOBE SYSTEMS INCORPORATED

```
<SUBMISSION>
<TYPE> PRE 14A
<TEST>
<DOCUMENT-COUNT> 2
<FILER>
<CIK> 0000796343
<CCC> XXXXXXXX
</FILER>
<SROS> NASD
<PERIOD> 04/26/2000
<SUBMISSION-CONTACT>
<NAME> EDGAR Advantage Service Team
<PHONE> (800) 688 - 1933
</SUBMISSION-CONTACT>
```

Prepared by Merrill Corporation at www.edgaradvantage.com   Printed: 11-Feb-2000;15:45:09   (v1.11)   HTML Page:
File: [00PAL1314]SUBMISSION-HEADER   Created: N/A
User: HVANHEE   EFW: 2003374   Client: ADOBE SYSTEMS INCORPORATED

```
<SUBMISSION>
<TYPE> PRE 14A
<TEST>
<DOCUMENT-COUNT> 2
<FILER>
<CIK> 0000796343
<CCC> XXXXXXXX
</FILER>
<SROS> NASD
<PERIOD> 04/26/2000
<SUBMISSION-CONTACT>
<NAME> EDGAR Advantage Service Team
<PHONE> (800) 688 - 1933
</SUBMISSION-CONTACT>
```

<DOCUMENT>
<TYPE> PRE 14A
<DESCRIPTION> PRE 14A
<TEXT>

<DOCUMENT>
<TYPE> PRE 14A
<DESCRIPTION> PRE 14A
<TEXT>

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant / /
Filed by a Party other than the Registrant / /

Check the appropriate box:
/x/ Preliminary Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
/ / Definitive Proxy Statement
/ / Definitive Additional Materials
/ / Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

Adobe Systems Incorporated

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
/x/ No fee required
/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

/ / Fee paid previously with preliminary materials.
/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

March , 2000

Dear Stockholder:

It is my pleasure to invite you to Adobe Systems Incorporated's Annual Meeting of Stockholders. The meeting will be held on April 26, 2000 at 4:00 p.m. at the Adobe headquarters (321 Park Avenue, San Jose) in the Park Conference Room, which is located on the first floor of the East Tower.

The formal notice of the meeting follows on the next page. In addition to the four items of business, we will also discuss Adobe's performance in 1999 and allow time for questions and answers (Q&A).

Enclosed with this proxy statement are your voting card, which contains instructions for both on-line and telephone voting, a postage-paid envelope to return your voting card if you elect to vote by mail, and Adobe's 1999 Annual Report. Your vote is important to us. Please take time to read through this information and cast your vote in a timely manner. If you prefer to vote in person, you may do so at the meeting.

I wanted to take this opportunity to let you know about two important recent announcements. The first is that, as you may have heard, we have announced the planned retirement of my long-time friend and Co-founder of Adobe, Chuck Geschke. After 17 years of jointly running the company with me, Chuck has decided to retire from his position as President on March 31, 2000. He will remain on Adobe's Board as Co-Chairman, and I will assume the title of President in addition to my current titles of Chairman and CEO when Chuck retires. I look forward to Chuck's continued involvement both on our Board and with Adobe's continued success.

Secondly, I would like to mention the effect of the Company's recent stock split in the form of a dividend on its Stockholder Rights Plan. On July 11, 1990, Adobe entered into a Rights Agreement, pursuant to the Company's Stockholder Rights Plan, that is intended to protect stockholders from unfair or coercive takeover practices. In accordance with this plan, the Board of Directors declared a dividend distribution of one common stock purchase right on each outstanding share of Adobe common stock held as of July 24, 1990, and on each share of common stock issued by us thereafter. In August 1997, the Rights Plan was amended so that each right entitled the holder to purchase one unit of Series A Preferred Stock, which is equal to 1/1000 share of Series A Preferred Stock, par value $0.0001 per share, at a price per unit of $115. As adjusted for our 1999 stock split in the form of a dividend, each share of common stock now entitles the holder to half of such a purchase right. Each whole right still entitles the registered holder to purchase a unit of Series A Preferred Stock at $115 from Adobe. The rights become exercisable in certain circumstances, including upon an entity's acquiring or announcing the intention to acquire beneficial ownership of 15% or more of our common stock without the approval of the Board of Directors or upon the Company being acquired by any person in a merger or business combination transaction. The rights are redeemable by Adobe prior to exercise at $0.01 per right and expire on July 24, 2000.

I look forward to seeing you at the meeting in April. Thank you for your continued support.

Sincerely,

John E. Warnock
Chairman and Chief Executive Officer

[LOGO]

Adobe Systems Incorporated

345 Park Avenue
San Jose, California 95110-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held April 26, 2000

To Our Stockholders:

The Annual Meeting of the Stockholders of Adobe Systems Incorporated will be held at the Company's headquarters located at 321 Park Avenue, San Jose, California 95110 in the East Tower at 4:00 p.m. on April 26, 2000 for the following purposes:

1. To elect two (2) Class I directors of the Company to serve for a two-year term.
2. To approve an amendment to the Company's Certificate of Incorporation increasing the authorized number of shares of Common Stock from 200,000,000 to 500,000,000 shares;
3. To approve an amendment to the Company's 1996 Outside Directors' Stock Option Plan (the "1996 Plan") to increase the share reserve by 250,000 shares;
4. To ratify the appointment of KPMG LLP as the independent public accountants of the Company for the fiscal year ending December 1, 2000; and
5. To act upon any other business that may properly come before the meeting.

Stockholders of record at the close of business on February 28, 2000 will be entitled to vote at this Annual Meeting and any adjournment or postponement thereof. A complete list of stockholders entitled to vote at the meeting will be available for examination for ten days prior to the meeting by any stockholder, for any purpose relating to the meeting, during ordinary business hours at the Company's principal offices located at 345 Park Avenue, San Jose, California.

You are invited to attend the meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE.**YOU MAY VOTE BY TELEPHONE OR BY THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD.** We appreciate your cooperation in signing and returning your proxy card or voting by telephone or Internet promptly.

[/S/ COLLEEN M. POULIOT]

Colleen M. Pouliot
Senior Vice President, General Counsel & Secretary

March , 2000

Prepared by Merrill Corporation at www.edgaradvantage.com
File: DISK040:[00PAL4.00PAL1314]BG1314A.;8
User: MGUZA   EFW: 2003374

Printed: 11-Feb-2000;15:45:09   (v1.11)
Created: 11-FEB-2000;05:07
Client: ADOBE SYSTEMS INCORPORATED

HTML Page: 4
Folio: i
Doc # 1

ADOBE SYSTEMS INCORPORATED
Proxy Statement
for
Annual Meeting of Stockholders
To Be Held April 26, 2000
TABLE OF CONTENTS

i

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF ADOBE SYSTEMS INCORPORATED

The accompanying proxy is solicited by the Management of Adobe Systems Incorporated (the "Company") for use at its Annual Meeting of Stockholders to be held on April 26, 2000, at the Company's headquarters, East Tower, 321 Park Avenue, San Jose, California 95110-2704, at 4:00 p.m., local time, or at any adjournment or postponement of the meeting, for the purposes described below and in the accompanying Notice of Annual Meeting.

On September 16, 1999, the Company's Board of Directors announced a two-for-one stock split, effected in the form of a stock dividend of the Company's Common Stock to stockholders of record on October 4, 1999. The stock dividend was paid on October 26, 1999. All Adobe share and per-share amounts referred to in this proxy statement have been adjusted to reflect the stock split.

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The principal executive offices of the Company are at 345 Park Avenue, San Jose, California 95110-2704. The Company's telephone number at that location is (408) 536-6000. The date of this Proxy Statement is March , 2000, the approximate date on which these proxy solicitation materials and the Annual Report to Stockholders for the fiscal year ended December 3, 1999, including financial statements, were first sent or given to stockholders entitled to vote at the meeting.

This solicitation of proxies is made on behalf of the Management of the Company and the associated cost will be borne by the Company. The Company has engaged Innisfree M&A, Incorporated ("Innisfree") to assist in the solicitation of proxies. The Company will pay $7,500 in fees for Innisfree's services for Innisfree's reasonable out-of-pocket expenses.

In addition to solicitation by mail and by Innisfree, Management may use the services of its directors, officers and others to solicit proxies, personally or by telephone, telegram, facsimile or electronic mail. No additional compensation will be paid to directors, officers or other regular employees for such services. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of the stock held of record by such persons, and the Company may reimburse them for reasonable out-of-pocket and clerical expenses they incur.

Record Date, Voting and Revocability of Proxies

The Company had outstanding on February 28, 2000, (the "Record Date") **[XX,XXX,XXX]** shares of Common Stock, $.0001 par value, all of which are entitled to vote on all matters to be acted upon at the meeting. The Company's Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum for transaction of business. Each stockholder is entitled to one vote for each share held on the Record Date. If no instructions are given on the executed Proxy, the Proxy will be voted for all nominees and in favor of all proposals described.

For Shares Registered Directly in the Name of the Stockholder

Stockholders with shares registered directly in their name in the Company's stock records maintained by our transfer agent, Harris Trust and Savings Bank, may vote their shares (1) by submitting their proxy through the Internet at the following address: **www.harristbank.com/wproxy**, (2) by making a toll-free

telephone call from the U.S. or Canada to Harris Trust at **[1-888-555-5555]** or outside the U.S. and Canada at **[1-312-555-5555]**, or (3) by mailing their signed proxy card. Specific instructions to be followed by registered stockholders are set forth on the enclosed proxy card. Proxies submitted through the Internet or by telephone through Harris Trust as described above must be received by 5:00 p.m. Eastern Standard Time on April 25, 2000.

For Shares Registered in the Name of a Brokerage Firm or Bank

A number of brokerage firms and banks are participating in a program provided through ADP Investor Communication Services that offers telephone and Internet voting options. That program is different from the program provided by Harris Trust for shares registered in the name of the stockholder. If your shares are held in an account at a brokerage firm or bank participating in the ADP Program, you may vote those shares by calling the telephone number which appears on your voting form or through the Internet in accordance with instructions set forth on the voting form. Votes submitted through the Internet or by telephone through the ADP Program must be received by midnight Eastern Standard Time on April 25, 2000.

Revocation of Proxies Submitted Electronically or by Telephone

To revoke a proxy previously submitted electronically through the Internet or by telephone, you may simply vote again at a later date, using the same procedures, in which case your later submitted vote will be recorded and your earlier vote revoked.

For the election of directors, a plurality of the votes present and entitled to vote is required for approval if a quorum is present and voting. The affirmative vote of a majority of the outstanding Common Stock is required for the approval of Proposal 2. The affirmative vote of a majority of votes cast at the meeting is required for approval of Proposal 3. An automated system administered by the Company's transfer agent tabulates the votes. Abstentions and broker non-votes are each included in the determination of the number of shares represented at the meeting for purposes of determining the presence of a quorum. Each is tabulated separately. For purposes of Proposal 2, abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum but will not be counted as favorable votes and will therefore have the same effect as votes against Proposal 2. Properly executed unrevoked proxies will be voted for Proposal 2 unless a vote against such proposal or abstention is indicated. Abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast for Proposal 3.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by filing with the Secretary of the Company a written notice revoking it, by presenting at the meeting a duly executed proxy bearing a later date, or by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board has nominated Dr. Geschke and Mr. Yocam to serve as Class I directors of the Company. Management knows of no reason why any of these nominees would be unable or unwilling to serve, but if any nominee should be unable or unwilling to serve, the Proxies will be voted for the election of such other persons for the office of director as Management may recommend in the place of such nominee.

THE BOARD RECOMMENDS VOTING "FOR" THE TWO NOMINEES LISTED BELOW:

Information Regarding Nominees

The Company's Bylaws provide that the authorized number of directors shall be fixed in accordance with the Company's Certificate of Incorporation. The Company's Certificate of Incorporation states that the number of directors constituting the Board of Directors shall be five members, with three in Class II and two in Class I. The Company's Bylaws provide that the directors shall be divided into two classes, with the classes of directors serving staggered, two-year terms.

Vacancies on the Board resulting from any cause, and any newly created directorships resulting from any increase in the number of directors, shall be filled by a majority of the remaining directors, unless the Board of Directors determines that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by law.

All directors, including directors elected by the Board of Directors to fill vacancies, shall hold office until the expiration of the term for which elected and until their successors are elected and qualified, except in the case of death, resignation or removal of any director.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as Management may propose. Each person nominated for election has agreed to serve if elected and Management has no reason to believe that any nominee will be unable to serve.

Each nominee for election to Class I director is currently a director of the Company, and each was previously elected as a director by the stockholders. The two Class I directors to be elected at the 2000 Annual Meeting will hold office until the 2002 Annual Meeting and until their successors have been elected and qualified, or until such director's earlier death, resignation or removal.

The following tables set forth the name and age of each nominee and each director of the Company whose term of office continues after the Annual Meeting, the principal occupation of each during the past five years, and the year each began serving as a director of the Company:

Nominees for Election as Class I Directors for a Term Expiring in 2002:

Name	Principal Occupation During the Past Five Years	Age	Year
Charles M. Geschke	Dr. Geschke was a founder of the Company and has been its President since April 1989. In September 1997, Dr. Geschke assumed the position of Chairman of the Board, sharing that office with John E. Warnock. He was Chief Operating Officer of the Company from December 1986 until July 1994. Dr. Geschke has announced his retirement as President of the Company commencing in April 2000, but will continue to serve as co-Chairman of the Board. He is a director of Rambus Incorporated. Dr. Geschke received a Ph.D. in computer science from Carnegie Mellon University.	60	1982
Delbert W. Yocam	Mr. Yocam is an independent consultant. Mr. Yocam was Chairman of the Board and Chief Executive Officer of Inprise Corporation, formerly Borland International, Inc., from December 1996 through April 1999. Prior to joining Inprise, Mr. Yocam was an independent consultant from November 1994 through November 1996. From September 1992 until November 1994, he served as President and Chief Operating Officer and as a director of Tektronix, Inc. Mr. Yocam is also a director of Xircom, Inc. and several privately-held technology companies. He holds a MBA degree from California State University, Long Beach, and a BA degree in Business Administration from California State University, Fullerton.	56	1991

Incumbent Class II Directors with a Term Expiring in 2001:

Name	Principal Occupation During the Past Five Years	Age	Year
John E. Warnock	Dr. Warnock was a founder of the Company and has been its Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman of the Board with Charles M. Geschke. Dr. Warnock has been Chief Executive Officer of the Company since 1982. He will also assume the title of President in April 2000 upon Dr. Geschke's retirement. Dr. Warnock is Chairman of Octavo Corporation. Dr. Warnock received a Ph.D. in electrical engineering from the University of Utah.	59	1982
Carol Mills Baldwin	Ms. Baldwin is the President and Chief Executive Officer of Acta Technology, Inc., a privately held company. Prior to joining Acta in July 1998, Ms. Baldwin was the General Manager in the Enterprise Systems Division of Hewlett-Packard since 1992. From 1981 to 1992, Ms. Baldwin held several other general management and marketing management positions at Hewlett-Packard. She holds a MBA degree from Harvard University and a BA degree from Smith College.	46	1998
Robert Sedgewick	Since 1985, Dr. Sedgewick has been a Professor of Computer Science at Princeton University, where he was the founding Chairman of the Department of Computer Science from 1985 to 1994. He is the author of a widely used series of textbooks on algorithms. Dr. Sedgewick holds a Ph.D. in computer science from Stanford University.	53	1990

Board Meetings and Committees Meetings

The following table sets forth the standing Committees of the Board of Directors, the members of each such Committee during fiscal 1999 and the number of meetings (including telephonic meetings) held by the Board and the Committees:

Membership Roster

Name	Board	Audit	Executive Compensation	Investment	Employee Grant
Ms. Baldwin	X			X	
Dr. Warnock	X				X
Dr. Geschke	X				X
Dr. Sedgewick	X	X	X	X	
Mr. Yocam	X	X	X	X	
Number of meetings held in fiscal 1999	12	5	8	7	*

* The Employee Grant Committee held no meetings during fiscal 1999. All actions taken by the Employee Grant Committee were taken by Unanimous Written Consent.

All directors attended at least 75% of the aggregate of the meetings of the Board and committees of the Board of which they were members. The Company does not have a nominating committee nor any committee performing such functions.

The Audit Committee meets with the Company's independent auditors at least annually and reviews and approves (i) the scope of the audit performed by the Company's independent public accountants and (ii) the Company's accounting principles and internal accounting controls. All members of the Audit Committee are non-employee directors.

The Executive Compensation Committee is responsible for setting and administering the policies governing annual compensation of executive officers, including cash compensation and stock ownership programs. All members of the Executive Compensation Committee are non-employee directors.

The Investment Committee evaluates the advisability of the Company's investing in outside-managed venture capital funds and direct investments by the Company, focusing on startup companies in businesses strategically related to the Company's markets and technology, and continues to monitor the performance of the investments. The Investment Committee also reviews and approves any transaction in excess of $1 million between the Company and any investee company in the first two of its outside-managed funds, Adobe Ventures I and II, and any investment in excess of $5 million by any investee company in the third fund, Adobe Ventures III.

The Employee Grant Committee reviews and approves grants of options and restricted stock to non-officer employees under the Company's 1994 Stock Option Plan and the Amended 1994 Performance and Restricted Stock Plan, respectively.

PROPOSAL 2
APPROVAL OF AMENDMENT
TO CERTIFICATE OF INCORPORATION
INCREASING AUTHORIZED NUMBER OF SHARES

In December 1999, the Board of Directors approved (subject to stockholder approval) an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock by 300,000,000 shares (from 200,000,000 shares to 500,000,000 shares). The amendment will not affect the par value of the Common Stock, which would remain $0.0001 per share.

The additional Common Stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding Common Stock of the Company. Adoption of the proposed amendment and issuance of the Common Stock would not affect the rights of the holders of currently outstanding Common Stock of the Company, except for effects incidental to increasing the number of shares of the Company's Common Stock outstanding, such as dilution of the earnings per share and voting rights of current holders of Common Stock. If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment of the Company's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

There are currently 2,000,000 shares of Preferred Stock authorized and none outstanding. This amendment will not affect the Preferred Stock.

We have no current plans to issue any of the additional 300,000,000 shares of Common Stock. In addition to the shares outstanding at **[February 28, 2000],** approximately shares were reserved for issuance in connection with our stock incentive plans and stock purchase plan. If the proposed amendment is approved, we will have approximately shares of Common Stock that are authorized but that are not currently outstanding or reserved or allocated for future issuance, as described above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION

Purpose and Effect of Amendment

The Board desires to have such shares available to provide additional flexibility to use its capital stock for business and financial purposes in the future. The additional shares may be used without further stockholder approval for various purposes, such as expanding the Company's business or product lines through the acquisition of other businesses or products, providing equity incentives to employees, officers or directors, and allowing us to have the flexibility to contemplate possible stock dividends. The proposed amendment will allow the Company to accomplish these objectives quickly, and without any additional stockholder approval, except in situations where stockholder approval is specifically required by Adobe's charter documents, applicable laws or the rules of Nasdaq or any other system on which our securities may then be listed. The Board would have the right to determine when and on what terms shares of Common Stock would be issued. There are currently no arrangements, agreements or understandings for the issuance or use of the additional shares of authorized Common Stock (other than issuances permitted or required under the Company's stock incentive plans or awards made pursuant to those plans and our employee stock purchase plan).

If the proposed amendment is approved, existing stockholders will not have any rights to purchase any newly issued shares in order to maintain their proportionate ownership interests. If the Company issues additional shares of Common Stock or securities convertible into Common Stock in the future, it could dilute the voting rights of existing stockholders and could also dilute earnings per share and book value per share of existing stockholders. The increase in authorized Common Stock could also discourage or hinder efforts by other parties to obtain control of the Company, thereby having an anti-takeover effect.

Amendment to Restated Certificate

If approved, Article I, Section A of the Restated Certificate of Incorporation would be amended and restated as follows:

> "A. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Five Hundred Two Million (502,000,000) shares. Five Hundred Million (500,000,000) shares shall be Common Stock, each have a par value of one-hundredth of one cent ($.0001), and Two Million (2,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($.0001)."

PROPOSAL 3
APPROVAL OF AN
AMENDMENT TO INCREASE SHARE RESERVE
UNDER THE 1996 OUTSIDE DIRECTORS' STOCK OPTION PLAN

The Board of Directors and the stockholders approved the adoption of the 1996 Outside Directors' Stock Option Plan (the "1996 Plan") in December 1995 and April 1996, respectively.

As of February 28, 2000, an aggregate of 381,250 shares of our Common Stock remain reserved for issuance under the 1996 Plan. The Board believes that the availability of an adequate number of shares in the share reserve of the 1996 Plan is an important factor in attracting, motivating and retaining qualified non-employee directors essential to the success of the Company.

On December 17, 1999, subject to stockholder approval, the Board increased the share reserve under the 1996 Plan by 250,000 shares to a total of 1,250,000 shares in contemplation of using these shares to grant options over the next few years. In light of historical usage and expected future grants, we expect that the 250,000 share increase will be adequate to meet these foreseeable requirements.

We intend to register the 250,000 share increase on a Registration Statement on Form S-8 under the Securities Act of 1933 as soon as is practicable after receiving stockholder approval.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Summary of the 1996 Outside Directors' Stock Option Plan Terms

The following summary of the 1996 Plan is qualified in its entirety by the specific language of the 1996 Plan, a copy of which will be available to any stockholder upon written request.

General. The 1996 Plan will continue until terminated by the Board, or until all of the shares reserved under the 1996 Plan have been issued, whichever occurs first. Options granted under the 1996 Plan terminate and cease to be exercisable on the date ten years after the date of grant unless earlier terminated pursuant to the terms of the 1996 Plan or the option agreement.

Eligibility. Only non-employee directors of Adobe are eligible to receive options to purchase shares of our Common Stock under the 1996 Plan. All options granted under the 1996 Plan are nonqualified stock options. On the date following our annual meeting of stockholders, each non-employee director is automatically granted an option to purchase 20,000 shares. Upon joining the Board, a new non-employee director is granted an option of 30,000 shares. However, the Board may also exercise its discretion with respect to the number of shares to be granted under any initial option or under the annual option. As of February 28, 2000, three non-employee directors were eligible to participate in the 1996 Plan, however, following his retirement in March 2000, Dr. Geschke will also be eligible to participate in the 1996 Plan. Consultants are not eligible to participate in the 1996 Plan as they may be granted options pursuant to the Company's 1994 Stock Option Plan.

As of February 28, 2000, 808,750 options have been granted under the 1996 Plan of which 190,000 options remain granted but unexercised. Options for an aggregate of 191,250 shares remain available for grant under the 1996 Plan. The closing market price for the Company's Common Stock on February 28, 2000 was $.

Vesting and Change-in-Control or Capitalization. The shares are exercisable and vest (i) 25% on the day immediately preceding each of the first and second annual meetings following the date of grant; and (ii) the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. In the event of any merger, reorganization, or sale of substantially all of the Company's assets, in which there is a change-in-control of the Company, all Outside Directors' option shares shall be immediately and fully vested. If an Outside Director becomes an employee of the Company, the shares shall continue to vest on the schedule listed above during the recipient's employment. Appropriate adjustments are made to any outstanding options in the event of a stock dividend, stock split, or other change in the capital structure of the Company.

Administration. The 1996 Plan is administered by the Board of Directors or a committee duly appointed by the Board.

Amendments. The Board may at any time amend or terminate the 1996 Plan, except that stockholder approval is required to increase the number of shares authorized for issuance under the 1996 Plan, or to expand the class of persons eligible to receive an option grant under the 1996 Plan. In addition, the rights of a recipient of a grant under the 1996 Plan prior to any such action by the Board may not be impaired without the recipient's consent.

Summary of Federal Income Tax Consequences of the 1996 Outside Directors' Stock Option Plan

The following summary is intended only as a general guide as to the federal income tax consequences under current law of options granted pursuant to the 1996 Plan and does not attempt to describe all potential tax consequences. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Options granted pursuant to the 1996 Plan are nonqualified stock options. Nonqualified stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income on the excess of the fair market value on the date of exercise over the option exercise price. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the date of recognition of income, will be taxed as a capital gain or loss. A capital gain or loss will be long-term if the optionee's holding period is more than twelve months. In the event of a same-day sale of the option, the optionee recognizes ordinary income on the difference between the option exercise price and the sale price. No tax deduction is available to the Company with respect to the grant of the option or the sale of stock acquired upon exercise of the option. The Company should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of the nonqualified stock option. Generally, the recipients will be subject to the restrictions of Section 16(b) of the 34 Act.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors has selected KPMG LLP ("KPMG") as the independent public accountants for the Company for fiscal 2000, and recommends that the stockholders vote for ratification of such appointment. Stockholder ratification of the selection of KPMG as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of KPMG for stockholder ratification as a matter of good corporate practice. KPMG has audited the Company's financial statements since 1983. Notwithstanding the selection, the Board, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Board feels that such a change would be in the best interests of the Company and its stockholders. A representative of KPMG is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she so desires and to be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of January 28, 2000, there were outstanding 118,612,628 shares of the Company's Common Stock. Except as set forth in the footnotes to the table, the following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of January 28, 2000: (a) by each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (b) by the Chief Executive Officer of the Company; (c) by each executive officer and former executive officer named in the Summary Compensation Table; (d) by each director of the Company; and (e) by all current executive officers and directors of the Company as a group.

BENEFICIAL OWNERSHIP (1)

Beneficial Owner	Number of Shares	Percent of Totals
PRIMECAP Management Company	12,959,175 (2)	10.9%
225 South Lake Ave., Suite 400		
Pasadena, CA 91101-3005		
John E. Warnock	1,628,019 (3)	1.4%
Charles M. Geschke	1,098,161 (4)	*
Bruce R. Chizen	82,540 (5)	*
Harold L. Covert	52,315 (6)	*
Graham K. Freeman	43,183 (7)	*
Derek J. Gray	46,228 (8)	
Carol Mills Baldwin	7,500 (9)	*
Robert Sedgewick	37,400 (10)	*
Delbert W. Yocam	5,000 (11)	*
All directors and current executive officers as a group (9 persons)	3,135,152 (12)	2.6%

* Less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 118,612,628 shares outstanding on January 28, 2000, adjusted as required by rules promulgated by the SEC.

(2) Of the 12,959,175 shares attributed to PRIMECAP Management Company, it has sole voting power over 2,449,175 shares and sole dispositive power over all 12,959,175 shares. These shares include 10,130,000 shares attributed to Vanguard PRIMECAP Fund, which has sole voting power and shared dispositive power over all 10,130,000 shares. This information was provided pursuant to Schedules 13G and is as of December 31, 1999.

(3) Includes 16,800 shares held in trusts for the benefit of his children; Dr. Warnock shares voting and investment power over these trusts with his spouse and Charles M. Geschke; 275,481 shares issuable upon exercise of outstanding options held by Dr. Warnock exercisable within 60 days of the date of this table; and 28,000 shares of restricted securities subject to vesting.

(4) Consists 886,077 shares held in the name of the Geschke Family Trust dated 9/25/87, over which Dr. Geschke shares voting and investment power with his spouse; 184,084 shares issuable upon exercise of outstanding options held by Dr. Geschke exercisable within 60 days of the date of this table; and 28,000 shares of restricted securities subject to vesting.

(5) Includes 47,468 shares issuable upon exercise of outstanding options held by Mr. Chizen exercisable within 60 days of the date of this table and 24,000 shares of restricted securities subject to vesting.

(6) Includes 28,314 shares issuable upon exercise of outstanding options held by Mr. Covert exercisable within 60 days of the date of this table and 24,000 shares of restricted securities subject to vesting.

(7) Includes 21,745 shares issuable upon exercise of outstanding options held by Mr. Freeman exercisable within 60 days of the date of this table and 20,000 shares of restricted securities subject to vesting.

(8) Consists of 42,228 shares issuable upon exercise of outstanding options held by Mr. Gray exercisable within 60 days of the date of this table.

(9) Consists of 7,500 shares issuable upon the exercise of outstanding options held by Ms. Baldwin exercisable within 60 days of the date of this table.

(10) Includes 35,000 shares issuable upon exercise of outstanding options held by Dr. Sedgewick exercisable within 60 days of the date of this table.

(11) Consists of 5,000 shares issuable upon exercise of outstanding options held by Mr. Yocam exercisable within 60 days of the date of this table.

(12) Includes 746,408 shares issuable upon exercise of outstanding options held by directors and executive officers exercisable within 60 days of the date of this table; and 124,000 shares of restricted securities subject to vesting. See also Notes 3 through 10.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides information concerning the compensation of the Chief Executive Officer and each of the four other most highly compensated executive officers of Adobe, as well as one former officer of Adobe (collectively the "Named Executive Officers"), for the fiscal years ended December 3, 1999, November 27, 1998, and November 28, 1997:

SUMMARY COMPENSATION TABLE

				Long-Term Compensation			
				Awards		Payouts	
	Annual Compensation						
Name and Principal Position	Year	Salary	Bonus[1]	Restricted Stock Awards[2]	Securities Underlying Options	LTIP Payouts[3]	All Other Compensation[4]
John E. Warnock	1999	$ 622,524	$ 612,509	28,000	310,000	$ 0	$ 2,893,078
Chairman of the Board and	1998	600,023	287,901	0	1,064,200[5]	0	586,480
Chief Executive Officer	1997	489,518	403,313	0	188,700	0	369,965
Charles M. Geschke	1999	622,524	612,509	28,000	310,000	0	2,894,055
Chairman of the Board and	1998	600,023	276,601	0	1,063,600[5]	0	586,480
President	1997	489,518	403,313	0	94,200	0	342,108
Bruce R. Chizen	1999	436,794	337,825	24,000	238,000	N/A	32,318
Executive Vice President,	1998	315,784	132,335	0	267,850[5]	N/A	20,624
Worldwide Products and Marketing	1997	220,008	121,389	0	44,000	N/A	4,615
Harold L. Covert[6]	1999	384,198	307,491	24,000	216,000	N/A	52,844
Executive Vice President	1998	169,060	72,568	0	234,000[5]	N/A	7,364
and Chief Financial Officer	1997	N/A	N/A	N/A	N/A	N/A	N/A
Graham K. Freeman[7]	1999	253,429	214,347	20,000	246,760	N/A	[77,108][8]
Senior Vice President of	1998	127,020	63,828	0	120,840[5]	N/A	0
Worldwide Sales and Support	1997	113,364	102,082	0	31,400	N/A	0
Former officer:							
Derek J. Gray[9][10]	1999	280,487	204,989	0	44,000	0	878,803
Former Senior Vice	1998	280,670	166,875	0	290,600[5]	0	78,802
President And General Manager, Adobe Systems Europe	1997	250,796	235,191	0	44,000	0	153,549

---

(1) The amounts shown in this column include payments under the Company's Profit Sharing Plan*, in which all employees of the Company (except those based in Europe) participate, as follows:

Profit Sharing Plan Payments

Name	1999	1998	1997
John E. Warnock	$ 93,363	$ 36,001	$ 46,920
Charles M. Geschke	93,363	36,001	46,920
Bruce R. Chizen	58,585	20,588	21,505
Harold L. Covert	55,751	12,188	N/A
Graham K. Freeman	26,597	7,621	11,081
Derek Gray**	N/A	N/A	N/A

* See "Report of the Executive Compensation Committee—Compensation Components" for a description of the Profit Sharing Plan.

** As an employee based in Europe, Mr. Gray was not eligible for the Profit Sharing Plan.

(2) For the Named Executive Officers, the aggregate number of restricted stock holdings at the end of fiscal 1999 was 124,000 shares; the closing price of the Company's Common Stock at December 3, 1999, the fiscal year-end, was $66.688 per share for an aggregate value of $8,269,312. During fiscal 1998 and 1997, no Named Executive Officer was awarded restricted stock. The holders of restricted stock are entitled to the same dividend that the Company pays on its outstanding Common Stock.

(3) The first three-year performance cycle period (fiscal years 1995-1997) of the Company's 1994 Performance and Restricted Stock Plan (the "Performance Plan") was completed at the end of fiscal 1997, the second at the end of fiscal 1998 and the third at the end of fiscal 1999. Pursuant to the Performance Plan, the Company has the option to pay out in either cash or stock. The Company chose to pay out in cash for the three-year performance cycle completed at the end of fiscal 1997; no payouts were earned in the performance cycles completed at the end of fiscal 1998 or 1999. The cash payouts for the 1995-1997 cycle were made during fiscal 1998 and therefore, pursuant to the Securities and Exchange Commission rules, are included in the column "All Other Compensation" for fiscal 1997 (see the "Performance Plan Payouts" column in Note 4, below).

(4) The amounts disclosed in this column for fiscal 1999, 1998, and 1997 include life insurance premiums, the dollar value of the remainder of the life insurance premiums, disability insurance premiums, Adobe's contributions under its 401(k) Plan (U.S.), physical examinations, performance payouts for the three-year performance periods ending 1999, 1998 and 1997, distributions in connection with the Named Executive Officers respective partnership interests in Adobe Incentive Partners, L.P. ("AIP") and deemed compensation recognized by the Named Executive Officers pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), Section 83(b) elections made in connection with their respective partnership interests in AIP for fiscal 1999, 1998 and 1997, all as described below:

All Other Compensation

Name	Year	Life Insurance Premiums	Remainder Value of Insurance Premiums	Disability Insurance Premiums[(a)]	Company 401(k)/ Pension Contri- butions[(b)]	Social Charges/ Physical Exams[(c)]	Perfor- mance Plan Payouts	AIP Distribu- tions[(d)]	AIP Deemed Compen- sation[(e)]	Total Other Compen- sation
John E. Warnock	1999	$ 13,630	$ 11,962	N/A [(f)]	$ 2,400	$ 0	$ 0	$ 2,836,439	$ 28,647	$ 2,893,078 [(g)]
	1998	13,630	12,289	$ 11,352	2,400	0	0	253,338	546,809	586,480
	1997	13,630	12,431	11,352	4,615	0	147,514	0	180,423	369,965
Charles M. Geschke	1999	$ 14,235	$ 12,334	N/A [(f)]	$ 2,400	$ 0	$ 0	$ 2,836,439	$ 28,647	$ 2,894,055 [(g)]
	1998	14,235	12,801	$ 11,454	2,400	0	0	253,338	546,809	586,480
	1997	14,235	12,930	11,454	4,615	937	147,514	0	150,423	342,108
Bruce R. Chizen	1999	$ 9,230	$ 8,984	N/A [(f)]	$ 2,400	$ 0	$ 0	$ 2,155	$ 9,549	$ 32,318
	1998	9,230	8,994	N/A	2,400	0	N/A	0	6,337	26,961
	1997	N/A	N/A	N/A	4,615	0	N/A	N/A	N/A	4,615
Harold L. Covert	1999	$ 19,638	$ 19,102	N/A [(f)]	$ 2,400	$ 0	$ 0	$ 2,155	$ 9,549	$ 52,844
	1998	0	0	N/A	1,027	0	0	0	6,337	7,364
	1997	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Graham K. Freeman[(7)]	1999	$ 0	$ 0	N/A [(f)]	$ 27,608	$ 0	$ 0	N/A	N/A	$ 27,608 [(g)]
	1998	N/A	N/A	N/A	0	0	N/A	N/A	N/A	0
	1997	N/A	N/A	N/A	0	0	N/A	N/A	N/A	0
Derek J. Gray[(8)(9)]	1999	$ 3,400	N/A	$ 0 [(a)]	$ 16,320	$ 40,088	$ 0	N/A	N/A	$ 878,803 [(h)]
	1998	3,508 [(a)]	N/A	0 [(a)]	16,840	44,754	0	N/A	N/A	78,802 [(i)]
	1997	2,437 [(a)]	N/A	0 [(a)]	15,048	49,931	72,397	N/A	N/A	153,549 [(i)]

(a) Mr. Gray's life insurance and disability insurance is combined; the single premium is listed under "Life Insurance Premiums."

(b) Amounts listed are 401(k) Plan contributions for all Executive Officers except Mssrs. Freeman and Gray. Both Mssrs. Freeman and Gray's amounts represent the Company's contribution to their respective pensions.

(c) "Social Charges" are a government-mandated payment of National Insurance contributions for the Company's United Kingdom employees. The National Insurance Contributions (NIC) cover state pension, a small element of state National Health Care (NHS) and a contribution to a general state benefits pool such as statutory sick pay. All other amounts in this column are for physical exams.

(d) Distributions of cash and stock made in connection with the Named Executive Officers' respective partnership interests in AIP. Stock distributions are calculated using the number of shares distributed to the Named Executive Officer at the stock's current market value on the date of distribution.

(e) Deemed compensation recognized by the Named Executive Officers pursuant to the Code Section 83(b) elections made in connection with their respective partnership interests in AIP for fiscal 1999, 1998 and 1997. See "Report of the Executive Compensation Committee—Compensation Components." Pursuant to the requirements of the Code, the amounts in this footnote are included in "All Other Compensation," but the individuals listed did not receive any cash payment or securities of any venture investment; instead, the amounts shown reflect the value of the partnership interest they received.

(f) Executive Officers now participate in the Company's standard disability benefits program on the same terms as non-executive employees of the Company.

(g) Drs. Warnock and Geschke, and Mr. Freeman received reimbursement (grossed up) for President's Club trip of $24,133, $24,133 and $27,252, respectively. Amounts are included in the Total Other Compensation amount. [The Company inadvertently failed to obtain approval of the Executive Compensation Committee of Adobe's Board for costs associated with the trip for Drs. Warnock and Geschke. This oversight has been corrected by Written Consent of the Committee. Mr. Freeman was not an executive officer at the time of the trip.]

(h) Also includes **[$818,995]**paid to Mr. Gray under this severance agreement with the Company.

(i) Motor vehicle and fuel allowance for Mr. Gray for fiscals 1999, 1998 and 1997 in the amounts of $20,316, $13,700, and $13,736, respectively, are included in the total other compensation amount.

(5) Grant amounts for fiscal 1998 include all previously granted options which were amended in September 1998 in the Company's option repricing.

(6) Mr. Covert joined the Company in April 1998.

(7) All amounts attributed to Mr. Freeman (prior to November 1, 1999) have been converted into U.S. Dollars from the Australian Dollar currency in which he was paid using the exchange rate at the end of each fiscal year as follows: fiscal 1999—$.6353; fiscal 1998—$.6315; fiscal 1997—$.6816.

(8) Includes [$49,500] for expenses incurred as a result of Mr. Freeman's relocation from Australia to the United States.

(9) Mr. Gray resigned from the Company effective December 31, 1999**.**(Effective April 15, 1999, Mr. Gray was no longer an officer of the Company.)

(10) All amounts attributed to Mr. Gray have been converted into U.S. Dollars from the pounds sterling currency in which he was paid, using the exchange rate at the end of each fiscal year as follows: fiscal 1999—$1.65; fiscal 1998—$1.651; fiscal 1997—$1.690.

Stock Options

The following table provides details regarding stock options granted to the Named Executive Officers in fiscal 1999 under the Company's 1994 Stock Option Plan. In addition, in accordance with the Securities and Exchange Commission (SEC) rules, there are shown the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. The actual value, if any, an executive may realize will depend on the spread between the market price and the exercise price on the date the option is exercised.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants[1]				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[3]	
Granted	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price[2]	Expiration Date	5%	10%
John E. Warnock	110,000	1.188%	$ 21.78	2/12/07	$ 1,143,956	$ 2,739,974
	200,000	2.160	71.38	11/8/07	6,815,676	16,324,730
Charles M. Geschke	110,000	1.188	21.78	2/12/07	1,143,956	2,739,974
	200,000	2.160	71.38	11/8/07	6,815,676	16,324,730
Bruce R. Chizen	88,000	0.950	21.78	2/12/07	915,165	2,191,979
	150,000	1.620	71.38	11/8/07	5,111,757	12,243,548
Harold L. Covert	66,000	0.713	21.78	2/12/07	686,374	1,643,984
	150,000	1.620	71.38	11/08/07	5,111,757	12,243,548
Graham K. Freeman	36,760	0.397	21.78	2/12/07	382,289	915,649
	110,000	1.087	32.00	4/26/07	1,680,643	4,025,433
	100,000	0.011	71.38	11/08/07	3,407,838	8,162,365
Derek J. Gray[4]	44,000	0.475	21.78 [4]	2/12/07	457,582 [4]	1,095,989 [4]

(1) All of the options permit withholding of shares to satisfy tax obligations upon exercise. The price of each option share, paid at the time of exercise, is the fair market value of a share of the Company's Common Stock on the date of grant, which was equal to the closing price per share of the Company's Common Stock as quoted on the Nasdaq National Market. Subject to the Retention Agreement terms

described in "Severance and Change-in-Control Arrangements" below, if the optionee terminates employment with the Company, his option term will change as follows:

(a) if the termination is due to the optionee's normal retirement, death or disability, the exercise period is twelve months from such date; or

(b) if the termination is due to the optionee's early retirement pursuant to an early retirement program, the exercise period is three months from the date of early retirement or such greater period as established pursuant to the early retirement program; or

(c) if there is a transfer of control of the Company in which the Company is not the surviving corporation, and termination occurs within 24 months thereafter due to (i) constructive termination or (ii) any reason other than termination for cause, the exercise period is twelve months from the date on which the optionee's employment terminated, and this vesting will accelerate such that all options will vest in full with the exception of Drs. Warnock and Geschke. Pursuant to the terms of their respective Retention Agreements, Drs. Warnock and Geschke are each entitled to accelerated vesting of all their options such that they vest in full upon a transfer of control of the Company in which the Company is not the surviving corporation; or

(d) if the termination is for cause, the option shall terminate and cease to be exercisable from the date of termination; or

(e) if the termination is for any reason other than stated above, the exercise period is three months from the date of such termination.

(2) The exercise price may be paid in cash, by delivery of already-owned shares subject to certain conditions, or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Company, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(3) The potential gain is calculated from the closing price of the Company's Common Stock on the date of grant to the Named Executive Officer (see Note 1 above regarding option expiration terms).

For all of the grants, the potential gains represent certain assumed rates of appreciation only, as set by the SEC. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent upon the future performance of the Company and overall stock market condition. There can be no assurance that the amounts reflected in this table will be achieved.

Using the same analysis, over an eight-year period all holders of Common Stock as of the Company's fiscal year-end would potentially gain approximately $7.0 billion at 5%, and $10.1 billion at 10% rates of stock price appreciation equal to the exercise price plus all applicable withholding taxes.

(4) Mr. Gray resigned from the Company effective December 31, 1999. (Effective April 15, 1999, Mr. Gray was no longer an officer of the Company.) All his unvested options therefore terminated on December 31, 1999. The vested options remain exercisable until March 31, 2000

Stock Option Exercises and Holdings

The following table shows stock options exercised by Named Executive Officers during fiscal 1999, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options as of fiscal year-end. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the year-end price of the Company's Common Stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized($)	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John E. Warnock	0	0	523,184	609,998	26,048,168	20,006,939
Charles M. Geschke	409,958	10,993,598	108,942	609,702	5,302,005	19,993,270
Bruce R. Chizen	117,449	2,666,175	9,142	329,877	437,223	8,632,743
Harold L. Covert	56,620	1,417,411	14,065	304,315	680,058	7,440,673
Graham K. Freeman	62,000	2,684,799	69,042	259,458	3,150,074	6,385,418
Derek J. Gray	130,000	3,212,185	37,658 [2]	113,722 [2]	1,845,866 [2]	5,500,343 [2]

(1) Fiscal year ended December 3, 1999. The closing market price on that date for the Company's Common Stock was $66.688.

(2) Mr. Gray resigned from the Company effective December 31, 1999. (Effective April 15, 1999, Mr. Gray was no longer an officer of the Company.) All his unvested options therefore terminated on December 31, 1999. The vested options remain exercisable until March 31, 2000, unless earlier exercised.

Long-Term Incentive Plan

In 1994, the Company's Board of Directors adopted and the stockholders approved the 1994 Performance and Restricted Stock Plan, the Company's form of Long-Term Incentive Plan, which plan was subsequently amended by the Company's Board of Directors in December 1997 and approved by the stockholders in April 1998 as the Amended 1994 Performance and Restricted Stock Plan (the "Performance Plan"). The Performance Plan is a compensation plan tied to corporate performance and measured by the achievement of financial goals.

The Performance Plan has a three-year cycle. At the start of each three-year performance cycle, each participant is given a contingent award of a number of shares of the Company's Common Stock. The actual number of shares earned by the participant is determined based upon the Company's meeting pre-defined performance objectives over the three-year performance period. The measures for the three-year performance periods consist of the Company's (i) compound annual revenue growth and (ii) operating margin. If the minimum targets for the first two measures are met, a third measure is used to modify the number of shares actually awarded, with a set maximum number of shares possible for award. For the first two three-year performance periods (fiscal years 1995-1997 and 1996-1998), the third modifying measure was based on the Company's stock price performance relative to the Hambrecht & Quist ("H&Q") Technology Index. For the fiscal years 1997-1999 performance period, the third modifying measure was based on the Company's return on equity performance relative to the Standard & Poor's 500 Stock Index ("S&P 500 Index"), and for the fiscal years 1998 - 2000 performance period, the third modifying measure is based on the Company's stock price performance relative to the S&P 500 Index. No performance awards were granted for the performance periods covering fiscal years 1999-2001 or fiscal years 2000-2002; however, the Company may continue to grant performance awards for future performance cycles.

Severance and Change-in-Control Arrangements

Change-in-Control Arrangements

In September 1997, the Company entered into retention agreements (the "Agreements") with Drs. Warnock and Geschke, superseding prior agreements and providing for certain cash payments in the event of termination of their respective employment following a change in control of the Company. In August 1998, the Company entered into a retention agreement with Harold L. Covert, Executive Vice President and Chief Financial Officer and with Bruce R. Chizen, Executive Vice President, Worldwide Products and Marketing, providing for certain cash payments in the event of termination of their respective employment following a change in control of the Company. In April 1999, the Company entered into a retention agreement with Graham K. Freeman, Senior Vice President, Worldwide Sales and Support, providing for certain cash payments in the event of termination of his employment following a change in control of the Company.

For purposes of these Agreements, a "change in control" is defined as: (i) the beneficial ownership of 30% or more of the combined voting power of the Company by any person or entity; (ii) when Incumbent Directors (as defined in the Agreements) cease to constitute a majority of the Board of Directors; (iii) a merger or consolidation involving the Company or a subsidiary and the stockholders of the Company prior to such transaction own less than 50% of the combined voting power of the Company (or the resulting entity) after the transaction; (iv) the sale, liquidation or distribution of all or substantially all of the assets of the Company; or (iv) a "change in control" within the meaning of Section 280G of the Code. If, within two years after a change in control (the "Covered Period"), the executive's employment is terminated without Cause, or if the executive resigns for Good Reason or Disability (as defined in the Agreements) ("Involuntary Termination"), such executive officer will receive a cash severance payment as follows:

(1) earned but unpaid salary and the cash equivalent for unused Personal Time Off through the date of termination; plus, (2) pro rata portion of the annual bonus for the year in which termination occurs (calculated on the basis of the officer's target bonus and on the assumption that all performance targets

have been or will be achieved); plus, (3) an amount equal to the product of (i) the sum of the officer's Reference Salary and Reference Bonus (as defined in the Agreements), multiplied by (ii) two plus one twelfth for each year of completed service with the Company (not in excess of twelve years) (the "Severance Multiple").

For the Chief Executive Officer and the President, all outstanding options, performance grants, restricted stock awards and partnership interests in AIP (see "Report of the Executive Compensation Committee" for a description of AIP) will accelerate and vest 100% on the date of the change in control. For other executive officers, all outstanding options, performance grants, restricted stock awards and his/her partnership interest in AIP will accelerate and vest 100% on the date of his/her Involuntary Termination during the Covered Period. Also, the exercise period of all such options will be extended to twelve months from termination. A change in control will not alter the payout provisions of the Performance Plan.

In addition, the executive officer will receive continued medical, dental, vision and life insurance coverage for himself or herself and dependents for a period of years equal to the Severance Multiple.

Severance Agreement

On **[December 31, 1999],** the Company entered into a severance agreement with Derek J. Gray, the Company's for Senior Vice President and General Manager, Adobe Systems Europe. Pursuant to the terms of the agreement, the Company paid Mr. Gray an aggregate severance payment of **[$818,995]** in compensation and the continuation of certain health benefits for a period of 6 months.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC reports of ownership and changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company prepares Section 16(a) forms on behalf of its officers and directors based on the information provided by them.

Based solely on review of this information, including written representations from its officers and directors that no other reports were required, we believe that, during the 1999 fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with except that Dr. Warnock inadvertently did not timely report the inheritance in July 1995 and subsequent sale of a small number of shares by his spouse. This omission was corrected by the reporting of these transactions on a Form 5 and a Form 4, respectively.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

The Executive Compensation Committee of the Board of Directors (the "Committee") is composed entirely of outside, non-management directors. No member of the Committee is a former or current officer of the Company. The Committee is responsible for setting and administering the policies governing annual compensation of executive officers, including cash compensation and stock ownership programs.

Compensation Policies

The Company operates in the competitive and rapidly changing high technology and Internet business environment. The goals of the Company's executive compensation program are to motivate executives to achieve the Company's business objectives in this environment and reward them for their achievement, foster teamwork, and attract and retain executive officers who contribute to the long-term success of the Company. During fiscal 1999, the Committee utilized salary, bonus, and stock options to meet these goals. In addition, as part of its venture investing program, the Company has established an internal limited partnership ("Adobe Incentive Partners" or "AIP") which enables certain executives of the Company to participate in cash or stock distributions from venture investments made prior to July 15, 1999.

Guiding principles are to provide compensation levels which are comparable to those offered by other leading high technology companies, and align the interests of officers with the long-term interests of stockholders through stock compensation. For example, in fiscal 1999, compensation included options to purchase shares granted under the Company's 1994 Stock Option Plan (the "Option Plan") that vest and become exercisable over a three-year period. Another principle is that a substantial portion of each executive's compensation be in the form of an incentive bonus contingent upon the Company's revenue and operating profit levels for the relevant fiscal year. For example, in 1999 each of the Named Executive Officers' target bonus percentage equaled or exceeded 50% of salary, payable quarterly (except Mr. Freeman, who was not an executive officer and therefore did not have as high a target bonus level until the second half of fiscal 1999). However, the Committee retains the authority to alter the bonus amounts because qualitative factors and long-term results need to be evaluated as well as the short-term operating results. In 1999, the Committee considered additional factors such as achievement of a $1 billion revenue level, achievement of certain management goals, market share increases, new product development and return on equity.

The Committee has considered the potential impact of Section 162(m) of the Code adopted under the federal Reconciliation Act of 1993. This section disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the Named Executive Officers, unless compensation is performance-based. Any options granted under the Company's Option Plan or performance units or shares granted under the Company's 1994 Performance and Restricted Plan (the "Performance Plan") will meet the requirement of being performance-based. For the CEO and President, their targeted (and attained) cash compensation in fiscal 1999 exceeded the $1 million threshold, and Dr. Warnock's targeted cash compensation in fiscal 2000 also exceeds this threshold. There was a reduction in the tax deduction available to the Company in fiscal 1999, and it will continue in fiscal 2000 if the targeted compensation is achieved; however, the Committee believes such reduction was and will continue to be small. The Company's policy is to qualify to the maximum extent possible its executives' compensation for deductibility under applicable tax laws.

Compensation Components

Annual Compensation. The salary portion of executive compensation, including that of the Chief Executive Officer, is determined annually by reference to multiple surveys of high technology companies. The executive officers are matched to each position by comparing their responsibilities to the survey description most accurately representing their position with the Company by content, organizational level and revenue. Given the officers' levels of responsibility and the past performance of the Company, the

Committee targets a median or slightly higher percentile competitive position as stated by the survey in determining salary for each executive officer. As the executives mature in their respective positions for the size of the Company, the Committee expects to target a high percentile competitive position for salary compensation.

A substantial portion of the annual compensation of each executive officer is in the form of an incentive bonus, which becomes a greater portion of an officer's potential total compensation as the executive's level of responsibility increases. The bonus is computed as a percentage of base salary and is established annually at the beginning of the fiscal year. In fiscal 1999, the target level of bonus equaled or exceeded 50% of salary for each of the Named Executive Officers (except Mr. Freeman, who was not an executive officer and therefore did not have as high a target bonus level until the second half of fiscal 1999). The actual amount of each bonus was determined by reference to the management incentive bonus program, which contains targets specifically tied to revenue and operating profit levels on a quarterly basis, including new product revenue levels. The Committee has the authority to alter the incentive payout based on other factors related to Company performance, such as achievement of certain revenue levels, achievement of certain management goals, market share increases, new product development and return on equity. The Committee did not assign weights to each of these factors but considered overall profitability and operating results as measured against the annual budget more important than the other performance measures listed. In 1999, the Committee awarded incentive bonuses on a quarterly basis. Though the minimum target for revenue was not achieved in the fourth quarter of fiscal 1999, the Committee authorized the payment of such incentive bonuses based on a) overall achievement of the Company's results during the quarter and during the fiscal year leading to a greater operating profit than budgeted despite the minor shortfall in revenue to budget; b) improvement in the Company's forecasting and planning efforts resulting in achievement of forecasts during the quarter; c) achievement of new product revenue levels; and d) achievement of $1 billion revenue target for the fiscal year.

All U.S. Executive officers also participated with all the Company's **[U.S.]** employees (excluding Europe-based Executives and other employees) in the Company's corporate profit sharing plan, under which a target bonus of up to 10% of each employee's base salary, payable quarterly with the potential of paying an overall 12% for the year (although this 2% overage has been discontinued in fiscal 2000), is awarded depending upon the Company's overall performance based on revenue, expenses and earnings. Due to the morale issues surrounding the Company's August 1998 reduction in force and unsolicited acquisition proposal, in September 1998 this profit sharing plan target percentage was increased for the fourth quarter of fiscal 1998 and all of fiscal 1999 to 15% (from 10%) of each employee's base salary. Based on the Company's level of revenue and operating profit versus budget for each quarter of fiscal 1999, the profit sharing bonus was paid at 15% for each quarter of fiscal 1999. No additional overages were paid.

Long-term Compensation. The Committee has utilized stock options, performance shares, and for those executives deemed critical to its venture investing activities, limited partnership units in Adobe Incentive Partners to motivate and retain executive officers for the long-term. The Committee believes that these forms of compensation closely align the officers' interests with those of stockholders and provide a major incentive to officers in building stockholder value.

Options are typically granted annually and are subject to vesting provisions to encourage officers to remain employed with the Company. The Committee considered fiscal 1999 annual grants in September 1998 to improve morale after the Company's August 1998 reduction in force and an unsolicited acquisition proposal, but reduced the number of shares granted to balance the accelerated grant date. In lieu of performance shares under the Performance Plan, the Committee granted additional options in February 1999. The Committee then considered fiscal 2000 annual grants in November 1999. See the "OPTION GRANTS IN LAST FISCAL YEAR" table.

Each executive officer receives stock options based upon that officer's relative position, responsibilities and performance by the individual over the previous fiscal year and the officer's anticipated performance and responsibilities. Additionally, the Committee considers the net present value of the grant compared to typical grants at companies comparable in size and technology-based industry to the Company. The Committee also reviews the prior level of grants to the officers and to other members of senior management, including the number of shares which continue to be subject to vesting under outstanding options, in setting the level of options to be granted to the executive officers. The size of the option grants is not related to Company performance. In addition, the Committee utilizes data compiled by iQuantic, Inc. (an independent compensation consulting firm) on stock options granted in comparable companies in the technology-based industry and comparable companies from a revenue perspective. These stock options are granted at the market price on the date of grant and will provide value to the officers only when the price of the Company's Common Stock increases over the exercise price.

As part of its venture investing program, the Board of Directors established Adobe Incentive Partners to provide long-term compensation to those executive officers of Adobe who are involved in Adobe's venture investing activities and whose participation is deemed critical to the success of the program. The limited partnership investments are restricted to venture investments in companies that are private at the time of the establishment of AIP, or when the investment is made, whichever is later. Distributions to the partners are made when an investment is marketable or sold for cash. The Company is both the general partner and a limited partner. The Company's senior partnership interest includes both a liquidation preference and a preference in recovery of the cost basis of each specific investment. The executives' junior (Class B) partnership interests qualify for partnership distributions only after: (a) the Company has fully recovered the cost basis of the specific investment; and (b) the executive officer has met the vesting requirement. Vesting is over a three-year period: 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months. The total amount allocated to the junior partnership interests is 20% of the venture investments included in Adobe Incentive Partners. As the Company makes venture investments, the executive officers are deemed to receive compensation in proportion to their interests. In addition, in fiscal 1999, distributions in cash and stock to current executive officers valued at $6,266,028 were made by AIP. Future venture investments by the Company are not expected to be made through AIP.

Chief Executive Officer Compensation

The Committee established the Chief Executive Officer's salary and target bonus levels at the beginning of fiscal 1999. Consistent with the analysis described above, the Committee increased Dr. Warnock's base salary and maintained his target bonus percentage. The Committee approved the payment of Dr. Warnock's target bonus (80% of which is based on corporate result and 20% on new product result) for each quarter of fiscal 1999, based on his quarterly base salary, as follows: first quarter, 141% of target bonus based on corporate result and 0% on new product result; second quarter, 133% of target bonus based on corporate result and 0% on new product result; third quarter, 134% of target bonus based on corporate result and 150% on new product result; fourth quarter, 100% of target bonus for corporate result and 100% on new product result. Though the minimum target for revenue was not achieved in the fourth quarter of fiscal 1999, the Committee authorized the payment of 100% of such incentive bonuses based on a) overall achievement of the Company's results during the quarter and during the fiscal year leading to a greater operating profit than budgeted despite the minor shortfall in revenue to budget; b) improvement in the Company's forecasting and planning efforts resulting in achievement of forecasts during the quarter; c) achievement of new product revenue levels; and d) achievement of $1 billion revenue target for the fiscal year.

For Dr. Warnock's long-term compensation, the Committee granted stock options under the Company's 1994 Stock Option Plan (the "1994 Plan") for 110,000 shares of Common Stock in February 1999 in lieu of granting any performance shares under the Performance Plan. In November 1999, as part of the Committee's annual review and granting of options, in recognition of his performance during fiscal 1999

and in consideration of anticipated future performance, the Committee granted Dr. Warnock an additional grant under the 1994 Plan to purchase 200,000 shares. Both options vest over a three-year period: 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months. Additionally, in consideration of his expected individual performance, in June 1999, the Committee granted Dr. Warnock 28,000 shares of restricted stock which vest in two equal installments in June 2000 and 2001.

Dr. Warnock received distributions in cash and stock from his AIP partnership interest valued at $2,836,439 in fiscal 1999.

Additionally, Dr. Warnock received $24,133 for payment of costs associated with a sales reward trip in March 1999. The Company inadvertently failed to obtain approval for this trip as executive compensation by this Committee. However, this oversight has been corrected with an approval and ratification by written consent of this Committee.

EXECUTIVE COMPENSATION COMMITTEE

Robert Sedgewick
Delbert W. Yocam

DIRECTOR COMPENSATION

Directors who are not employees of the Company receive annual retainers of $24,000, meeting fees of $1,500 for each Board of Directors and $1,000 for each committee meeting attended (other than telephonic meetings), and reimbursement for reasonable travel expenses. In addition, each person who is a non-employee director is automatically granted on the date following the annual meeting of stockholders of the Company an option, subject to vesting provisions as described below, to purchase 20,000 shares of the Company's Common Stock under the Company's 1996 Outside Directors Stock Plan ("Outside Directors Plan") at a price per share equal to the closing price of the Company's Common Stock on that date. New non-employee directors joining the Board automatically receive an option to purchase 30,000 shares of the Company's Common Stock under the Outside Directors Plan, subject to the same vesting terms. However, the Outside Directors Plan also provides that, pursuant to Rule 16b-3 of the Exchange Act, the Board may exercise its discretion with respect to the number of shares to be granted under any initial option or under the annual option if certain conditions are met.

The options are exercisable and vest (i) 25% on the day immediately preceding each of the first and second annual meetings following the date of grant; and (ii) the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. In the event of any merger, reorganization, or sale of substantially all of the Company's assets, in which there is a change-in-control of the Company, all Outside Directors' option shares shall be immediately and fully vested. If an Outside Director becomes an employee of the Company, the shares shall continue to vest on the schedule listed above during the recipient's employment. Appropriate adjustments are made to any outstanding options in the event of a stock dividend, stock split, or other change in the capital structure of the Company.

The options are exercisable to the extent vested. Options cease to be exercisable three months after termination of director status (except termination due to death or disability), unless such an exercise would subject the resigning director to a forfeiture of profits under Section 16(b) of the Exchange Act. In such an event, the timeframe for exercising vested options would be extended until the earlier of (i) the 10th day following the date on which the resigning director would no longer be subject to a forfeiture of profits under Section 16(b), or (ii) the 190th day after termination of services as director or (iii) expiration of the option. In the event of a change of control, any unexercisable portion of an option shall be fully exercisable thirty days prior to the transaction resulting in a change of control. The option will terminate to the extent it is not exercised effective as of the date of such a transaction to the extent it is not assumed or substituted by the acquiring company.

CERTAIN TRANSACTIONS

During fiscal 1999, the Company entered into two separate loan agreements with Graham Freeman, an executive officer of Adobe, to assist with his relocation to San Jose, California. The first loan in the amount of $550,000 was repaid to the Company on December 31, 1999. The second loan, in the amount of $1 million, is interest-free and is secured by Mr. Freeman's principal residence. Under the terms of the agreement, Mr. Freeman is required to repay this loan at $200,000 per year for the next five years, beginning December 2000. In addition, the loan must be repaid in full within thirty days of any termination of his employment with the Company.

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party be reason of his position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and the Company's By-laws.

CHANGES TO BENEFIT PLANS

During the 1999 fiscal year, two non-employee directors received annual grants of options to purchase up to 40,000 shares, subject to standard vesting under the 1996 Plan (see *Vesting and Change-in-Control or Capitalization* below), as follows: Dr. Sedgewick, 20,000; and Mr. Yocam, 20,000. Ms. Baldwin, who became a director during fiscal 1998, was not entitled to receive an annual grant in fiscal 1999 as she received her initial grant in fiscal 1998. Employees and consultants of the Company are not eligible to participate under the 1996 Plan and did not, therefore, receive any options under the 1996 Plan.

Amended 1996 Outside Directors' Stock Option Plan. The Board of Directors has adopted, subject to stockholder approval, an amendment to the Company's 1996 Plan (as amended, the "Amended 1996 Plan") to increase the maximum number of shares that may be issued under the Amended 1996 Plan by 250,000 shares, from 1,000,000 to 1,250,000 shares. See "APPROVAL OF AN AMENDMENT TO INCREASE SHARE RESERVE UNDER THE 1996 OUTSIDE DIRECTORS' STOCK OPTION PLAN."

The following table shows the number of options granted under the 1996 Plan for the fiscal year ended December 3, 1999. There are no option grants to report from the date of Board approval of the increase to the number of shares of Common Stock reserved under the 1996 Plan. As the number of non-employee director participants is subject to change, future grants under the 1996 Plan are not determinable.

NEW PLAN BENEFITS

Name and Position	Dollar Value ($)(1)	Number of Securities Underlying Options Granted under the 1996 Plan
John E. Warnock Co-Chairman of the Board and Chief Executive Officer	$ 0	0
Charles M. Geschke Co-Chairman of the Board and President	0	0
Carol Mills Baldwin(2) Director	0	0
Robert Sedgewick Director	594,380	20,000
Delbert W. Yocam Director	594,380	20,000
Bruce R. Chizen Executive Vice President, Worldwide Products Marketing	0	0
Harold L. Covert Executive Vice President and Chief Financial Officer	0	0
Graham K. Freeman Senior Vice President of Worldwide Sales and Support	0	0
Former officer:		
Derek J. Gray Former Senior Vice President and General Manager Adobe Systems Europe	0	0
Executive Group	0	0
Non-Employee Director Group	1,188,760	40,000
Non-Executive Officer Employee Group	0	0

(1) The dollar value is calculated assuming full vesting at an exercise price of $29.719, the closing price of the Company's Common Stock on April 16, 1999, the date the options were granted.

(2) Ms. Mills Baldwin, who became a director during fiscal 1998, was not entitled to receive an annual grant in fiscal 1999 as she received her initial grant in fiscal 1998.

PERFORMANCE GRAPH

Five-Year Stockholder Return Comparison

In accordance with SEC rules, the following table shows a line-graph presentation comparing cumulative, five-year stockholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by the Company. The Company has selected the Standard & Poor 500 ("S&P 500") Index for the broad equity index and the Hambrecht & Quist ("H&Q") Technology Index as an industry standard for the five fiscal year period commencing November 26, 1994 and ending December 3, 1999. The stock price information shown on the graph below is not necessarily indicative of future price performance.

Although including a stock performance graph in this proxy statement seems to suggest that executive compensation should be based on stock performance alone, the Executive Compensation Committee considers many factors in determining compensation. These factors include the Company's operating results, overall profitability, new product development, increases in market share and growth in stockholders' equity. See "Report of the Executive Compensation Committee."

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

	Adobe Systems	H & Q Technology Index	S & P 500
1994	$100.00	$100.00	$100.00
1995	$208.99	$162.26	$136.98
1996	$124.46	$195.96	$175.14
1997	$133.60	$234.35	$225.09
1998	$150.38	$298.89	$278.34
1999	$429.15	$612.90	$345.07

* Assumes $100 invested on November 28, 1993 in the Company's Common Stock, the S&P 500 Index and the H&Q Technology Index, with reinvestment of dividends.

** For each reported year, the Company's reported dates are the last trading dates of its fiscal year, which ends on the Friday closest to November 30th, and the S&P 500 and H&Q Technology index dates are the last trading date of November.

OTHER BUSINESS

The Company knows of no other matters to be submitted at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent in accordance with their judgment.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Pursuant to the Company's Amended and Restated Bylaws, any proposal to be brought before next year's annual meeting by a stockholder must be received by the Company at its offices not later than November **[4]**, 2000 and, to be included in the Company's proxy statement for that meeting, must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals; provided, however, that if no annual meeting is held in the prior year or the date of the annual meeting is changed by more than 30 days from the date contemplated at this time, notice by a stockholder must be so received not later than the close of business on the 10th day following the day on which a notice of the date of the meeting is mailed or a public announcement thereof is made.

[Facsimile Signature]

Colleen M. Pouliot
Senior Vice President, General Counsel & Secretary

San Jose, California
March , 2000

</TEXT>
</DOCUMENT>

Prepared by Merrill Corporation at www.edgaradvantage.com Printed: 11-Feb-2000;15:45:09 (v1.11) HTML Page:

File: [00PAL1314]DOCUMENT-BEGIN Created: N/A

User: HVANHEE EFW: 2003374 Client: ADOBE SYSTEMS INCORPORATED Doc # 2

<DOCUMENT>
<TYPE> PRE 14A
<DESCRIPTION> PRE 14A
<TEXT>
<PDF>

Prepared by Merrill Corporation at www.edgaradvantage.com Printed: 11-Feb-2000;15:45:09 (v1.11) HTML Page:

File: [00PAL1314]DOCUMENT-BEGIN Created: N/A

User: HVANHEE EFW: 2003374 Client: ADOBE SYSTEMS INCORPORATED Doc # 2

<DOCUMENT>
<TYPE> PRE 14A
<DESCRIPTION> PRE 14A
<TEXT>
<PDF>

Prepared by Merrill Corporation at www.edgaradvantage.com
File: [00PAL1314]DOCUMENT-END
User: HVANHEE   EFW: 2003374

Printed: 11-Feb-2000;15:45:09   (v1.11)
Created: N/A
 Client: ADOBE SYSTEMS INCORPORATED

HTML Page:

Doc # 2

PDF File
</PDF>
</TEXT>
</DOCUMENT>

Prepared by Merrill Corporation at www.edgaradvantage.com
File: [00PAL1314]DOCUMENT-END
User: HVANHEE   EFW: 2003374

Printed: 11-Feb-2000;15:45:09   (v1.11)
Created: N/A
 Client: ADOBE SYSTEMS INCORPORATED

HTML Page:

Doc # 2

PDF File
</PDF>
</TEXT>
</DOCUMENT>

</SUBMISSION>